EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MASSACHUSETTS 02116

January 4, 2007

James O'Connor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

RE:       Evergreen Equity Trust, File Nos. 811-08413 and 333-138789

            Evergreen Fixed Income Trust, File Nos. 811-08413 and 333-138777

            Evergreen Select Equity Trust, File Nos. 811-08363and 333-138786

            Evergreen Select Fixed Income Trust, File Nos. 811-08365 and 333-138791

            Evergreen Municipal Trust, File Nos. 811-08367 and 333-138792

            Evergreen International Trust, File Nos. 811-08553 and 333-138784

            (the “Registrants)

Dear Mr. O'Connor:

This letter responds to your and Sheila Stout's oral comments to the above Registrants' filings on Form

N-14, all filed on November 17, 2006, and amended on December 26, 2007 and December 27, 2007, regarding the following Evergreen Funds, and their proposed mergers with certain Atlas Funds, as follows:

Atlas Fund:	Merges Into:	Evergreen Trust	Accession No.
Atlas Strategic Growth Fund	Evergreen Large Cap Equity Fund	Evergreen Select Equity Trust	0000907244-06-000566
Atlas Growth Opportunities Fund	Evergreen Large Cap Equity Fund	Evergreen Select Equity Trust	0000907244-06-000566
Atlas S&P 500 Index Fund	Evergreen Equity Index Fund	Evergreen Select Equity Trust	0000907244-06-000566
Atlas Emerging Growth Fund	Evergreen Small-Mid Growth Fund	Evergreen Equity Trust	0000907244-06-000569
Atlas Value Fund	Evergreen Disciplined Value Fund	Evergreen Equity Trust	0000907244-06-000569
Atlas Dual Focus Fund	Evergreen Disciplined Value Fund	Evergreen Equity Trust	0000907244-06-000569
Atlas Independence Flagship Fund	Evergreen Envision Growth and Income Fund	Evergreen Equity Trust	0000907244-06-000569
Atlas Independence Star Spangled Fund	Evergreen Envision Growth Fund	Evergreen Equity Trust	0000907244-06-000569
Atlas Independence Eagle Bond Fund	Evergreen Envision Income Fund	Evergreen Equity Trust	0000907244-06-000569
Atlas American Enterprise Bond Fund	Evergreen Core Bond Fund	Evergreen Select Fixed Income Trust	0000907244-06-000572
Atlas U.S. Government and Mortgage Securities Fund	Evergreen U.S. Government Fund	Evergreen Fixed Income Trust	0000907244-06-000553
Atlas California Municipal Bond Fund	Evergreen California Municipal Bond Fund	Evergreen Municipal Trust	0000907244-06-000574
Atlas National Municipal Bond Fund	Evergreen Municipal Bond Fund	Evergreen Municipal Trust	0000907244-06-000574
Atlas Global Growth Fund	Evergreen Intrinsic World Equity Fund	Evergreen International Trust	0000907244-06-000562

U.S. Securities and Exchange Commission

Division of Investment Management

In response to the comments that were relayed in separate telephone conversations, on December 21, 2006 and December 29, 2006, please note the following responses:

Comments received on December 21, 2006:

General comments to prospectus/proxy statement:

Comment #1:  In the shareholder letter accompanying the prospectus/proxy statement, you asked that we review the statement: "...because of the economies of scale of the larger mutual funds following the merger, fund expenses will be the same or in most cases lower than the merging Atlas Funds (emphasis added)."  You had asked in your initial comments that we confirm this statement and modify as appropriate.  In response to this comment, we proposed to make the following change: "…because of economies of scale achieved by combining each Atlas Fund with the relevant Evergreen Fund, expenses after waivers are expected to be the same or in most cases lower than for your existing Atlas Fund."  You asked that we further clarify that the waivers in effect were voluntary.

Response:       Based upon our review of the expenses presented in the prospectus/proxy statement, we can confirm that, after giving effect to waivers, each of the Evergreen Funds involved in the mergers are the same or lower than the corresponding Atlas Fund target. We have revised this statement to read: "…because of economies of scale achieved by combining each Atlas Fund with the relevant Evergreen Fund, expenses after consideration of voluntary waivers are expected to be the same or in most cases lower than for your existing Atlas Fund."

Comment #2:  In the section entitled 'Comparison of Principal Investment Risks" for the merger of Atlas Dual Focus Fund and Atlas Value Fund into Evergreen Disciplined Value Fund, you commented that the following statement of interest rate risk could be confusing to a shareholder, "The longer the duration or maturity of a debt security held by a Fund, the more the Fund is subject to interest rate risk."  Specifically, you commented that the sentence suggested that the concepts of duration and maturity were interchangeable when they are not and that since duration could be an arbitrary measure of risk over time, the use of duration as a measure for fixed income securities requires the funds to have a stated duration policy including an example of duration calculation for shareholders.

Response:       Since the "Risks" section has been re-drafted in response to your prior request on December 15, 2006 relating to risk disclosure generally in the prospectus/proxy statement, these terms, 'duration' and 'maturity, no longer appear in the statement of interest rate risk.

Comment #3:  In the section entitled 'Advisory Fees,' you previously asked that we include a footnote for each of the three Evergreen Envision Funds stating that while there is no advisory fee paid by each Fund to its investment advisor, investors are subject to the fees of the underlying funds in which the Funds invest.  After further review of the disclosure, you asked that the information relating to the underlying fees be included within the chart rather than as a footnote to the table.

Response:       The requested change has been made.

_______________________________________

U.S. Securities and Exchange Commission

Division of Investment Management

Comments received on December 29, 2006:

Comments to pro forma financial statements:

Comment #4:  [ALL FUNDS.] In the section entitled 'Notes' for each of the Funds, you had asked in prior comments that the sub-section 'Significant Accounting Policies - Federal taxes' be include the fund-specific disclosure relating to any limitations in capital loss carryforwards as disclosed in the prospectus/proxy statement.

Response:       We have confirmed that the requested disclosure had been added to the pro forma financial statements last filed.  No additional changes have been made.

Comment #5:  [EVERGREEN DISCIPLINED VALUE FUND] In the section entitled 'Notes' relating to the merger of Evergreen Disciplined Value Fund, you asked that we clarify which fund is being referred to in the sentence “(2) the combined Atlas Dual Focus, Atlas Value Fund and Evergreen Disciplined Value Fund would have had capital loss carryforwards equal to only 0.1% of the net asset value of the fund, while as of that date, Atlas Dual Focus Fund had capital loss carryforwards equal to 11.7% of the Fund’s net asset value.”

Response:       In the first instance, the “fund” referred to is the combined fund that would result from the merger and, in the second instance, the “Fund” referred to is the Atlas Dual Focus Fund.  As we believe the disclosure is clear as written, no change has been made.

Comment #6:  [EVERGREEN DISCIPLINED VALUE FUND] In the 'Statement of Operations' for Evergreen Disciplined Value Fund, you requested that we provide disclosure to explain that Atlas Dual Focus Fund changed its name and investment strategy.

Response:       The requested disclosure has been included as a footnote to the introductory paragraph of the pro forma financial statements.

Comment #7:  [EACH OF THE EVERGREEN ENVISION FUNDS] In the introductory paragraph for the pro forma financial statements for each of the three Evergreen Envision Funds, you asked that we clarify the commencement of operations date for each Fund.

Response:       The requested changes have been made for each Fund.

Comment #8:  [EACH OF THE EVERGREEN ENVISION FUNDS] In the ‘Schedule of Investments’ for each of the Evergreen Envision Funds, you asked that we correct any reference to “Atlas Balanced Fund” to reflect the Fund’s name change to “Atlas Dual Focus Fund.”

Response:       The requested change has been made for each Fund.

Comment #9:  [EVERGREEN ENVISION INCOME FUND] In the ‘Notes’ section for Evergreen Envision Income Fund, in reference to the sale of Atlas Strategic Income Fund shares, you asked that we provide an estimate of any gains that are expected to be realized by the Fund as a result of the sale of this fund’s shares.

Response:       Based on an analysis of the tax positions for the Funds as of the date of the pro forma financial statements, the sale of Atlas Strategic Income Fund shares would result in realized losses to the Atlas Independence Eagle Bond Fund.  Therefore, no additional disclosure has been added.

U.S. Securities and Exchange Commission

Division of Investment Management

Comment #10:            [EVERGREEN LARGE CAP EQUITY FUND] In the 'Schedule of Investments' for Evergreen Large Cap Equity Fund, you asked that we confirm the total next to the category "Metals & Mining."

Response:       We have confirmed the requested information.

Comment #11:            [EVERGREEN U.S. GOVERNMENT FUND] For Evergreen U.S. Government Fund, you asked that we ensure that all column headings are aligned properly so that a shareholder can understand the ‘Schedule of Investments.’

Response:       The requested change has been made to the updated pro forma financial statements filed for the period ended October 31, 2006.

Fund specific comments to prospectus/proxy statement:

Comment #12:            [EVERGREEN LARGE CAP EQUITY FUND] In the section entitled “Annual Fund Operating Expenses”, you asked that we review the location of footnote (2) for Evergreen Large Cap Equity Fund.

Response:       We have reviewed the appropriate placement of the footnote and changes have been made accordingly.

Comment #13:            [EVERGREEN SMALL-MID GROWTH FUND] In the section entitled “Annual Fund Operating Expenses”, you asked that we review the location of the footnotes for Evergreen Small Mid Growth Fund.

Response:       We have reviewed the appropriate placement of the footnotes and changes have been made accordingly.

Comment #14:            [EACH OF THE EVERGREEN ENVISION FUNDS]  In the section entitled “Annual Fund Operating Expenses”, you asked that we review the location of the footnotes for each of the three Evergreen Envision Funds.

Response:       We have reviewed the appropriate placement of the footnotes and changes have been made accordingly.

Comment #15:            [EACH OF THE EVERGREEN ENVISION FUNDS]  In the section entitled “Annual Fund Operating Expenses”, you asked that we include an additional column to disclose each Fund’s total annual fund operating expenses before expense reduction.

Response:       The requested changes have been made.

Comment #16:            [EVERGREEN ENVISION GROWTH FUND]  In the introductory paragraph and in the tables relating to the Annual Fund Operating Expenses, you asked that we note that the expenses shown for Atlas Independence Star Spangled Fund are on an annualized basis.  In addition, you asked that we clearly identify the fee waiver agreement as a “contractual” waiver.

Response:       The requested changes have been made.

U.S. Securities and Exchange Commission

Division of Investment Management

Comment #17:            [EVERGREEN ENVISION INCOME FUND]  In the introductory paragraph and in the tables relating to the Annual Fund Operating Expenses, you asked that we note that the expenses shown for Atlas Independence Eagle Bond Fund are on an annualized basis.  In addition, you asked that we clearly identify the fee waiver agreement as a “contractual” waiver.

Response:       The requested changes have been made.

Comment #18:            [EVERGREEN INTRINSIC WORLD EQUITY FUND] In the tables relating to the Annual Fund Operating Expenses, you asked that we note that Evergreen Intrinsic World Equity Fund is the “Acquiring Fund.” In addition, you asked that we include pro forma in the description of Evergreen Intrinsic World Equity Fund’s annual fund operating expenses.

Response:       The requested changes have been made.

Comment #19:            [EVERGREEN LARGE CAP EQUITY FUND] In the Pro-Forma Capitalization tables contained in Exhibit C, you asked that we confirm the total shares outstanding for Evergreen Large Cap Equity Fund (Pro-Forma).

Response:       After review, appropriate changes have been made.

You had indicated that all correspondence is now required to make certain representations. We make the following representations to you:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will file an amended Form N-14 for each Registrant today.  Revisions made to the prospectus/proxy statement and pro forma financial statements will be marked in the distribution sent to you via email and overnight mail.

Please feel free to call me at 617-210-3682 with questions or comments.  Thank you.

                                                                                    Sincerely,

                                                                                    /s/ Maureen E. Towle

                                                                                    Maureen E. Towle, Esq.

                                                                                    Legal Department

                                                                                    Evergreen Investments

cc:        Timothy Diggins, Esq.

              Ropes & Gray LLP